Exhibit 99.1

56 Temperance Street Suite 501 Toronto, Ontario M5H 3V5 CANADA Tel: 1 (416) 646-3825 Fax: 1 (416) 646-3828 www.gammongold.com

Gammon Gold Reports 8.9 Metres at 4.25 Grams per Tonne Gold, Including 2.1 Metres Grading 13.93 Grams per
Tonne Gold at the Mezquite Project, Zacatecas, Mexico

Toronto, January 12, 2011: Gammon Gold Inc. (“Gammon”) (TSX:GAM and NYSE:GRS): Gammon is pleased to announce that its drilling program at the Mezquite Project in northeast Zacatecas state, Mexico, has discovered significantly anomalous mineralization. Portions of the mineralization are hosted by the Caracal Formation, the same formation that hosts the deposit at Goldcorp’s Camino Rojo project, which is located 26 kilometres southwest of Mezquite with measured and indicated resources of 3,445,000 gold ounces and 60,708,000 silver ounces.

Mezquite Drilling Highlights

Highlights of the 3,932 metre, 2010 drilling program (see Table 1) include:

  Hole BMXT-07, 8.9 metre grading 4.25 grams per tonne gold from 0.3 metre depth
    Including 2.1 metres grading 13.93 grams per tonne gold from 4.0 metres depth

  Hole BMXT-04 discovered silver-lead-zinc mineralization associated with veining in a quartz diorite intrusive. From 319.0 metres there are 4.7 metres grading 62 grams per tonne silver, 2.3% lead and 2.6% zinc

“We are very encouraged by the mineralization discovered in hole BMXT-07, as it exceeded our expectations by discovering high-grade mineralization essentially on-surface and which appears to be disseminated in character.” stated Peter Drobeck, Senior Vice President of Exploration and Business Development. He continued, “Another highlight of the exploration program was the good grade silver/base metal mineralization just within the contact of the quartz diorite in hole BMXT-04.”

The drilling also discovered extensively anomalous, but low-grade gold-zinc mineralization in a breccia pipe on the east side of a quartz diorite intrusive.

Based on these results, the Company is planning a follow-up soil geochemical survey prior to launching a follow-up drilling program scheduled for the first half of 2011.

Table 1: Mezquite Project Drilling Results

Hole	From	To	Length	Gold	Silver	Pb	Zn
	(m)	(m)	(m)	(g/t)	(g/t)%		%
BMXT-001	71.7	76.2	4.6	0.35	0.3	0.0	0.0
BMXT-001	108.8	109.8	1.1	2.53	1.3	0.0	0.1
BMXT-001	122.9	126.0	3.1	0.36	0.3	0.0	0.0
BMXT-001	163.6	165.6	2.0	0.76	0.3	0.0	0.0
BMXT-002	nsv	nsv	nsv	nsv	nsv	nsv	nsv
BMXT-003	147.9	166.7	18.8	0.23	1.0	0.0	0.1
BMXT-003	196.7	201.3	4.6	0.38	1.0	0.0	0.2
BMXT-003	214.5	223.7	9.2	0.27	5.5	0.0	0.1
BMXT-004	221.8	228.8	7.0	0.12	9.8	0.1	0.2
BMXT-004	305.0	306.0	1.0	0.04	43.0	1.4	1.3
BMXT-004	319.0	323.6	4.7	0.04	61.9	2.3	2.6
BMXT-004	332.2	332.6	0.4	0.06	138.0	4.9	5.2
BMXT-005	262.5	264.5	2.0	0.03	22.6	0.2	0.1
BMXT-005	283.5	302.0	18.5	0.24	1.8	0.0	0.1
BMXT-006	200.3	204.4	4.1	0.24	0.4	0.0	0.0
BMXT-006	306.9	312.6	5.8	0.31	0.5	0.0	0.2
BMXT-007	0.3	9.2	8.9	4.25	3.5	0.0	0.0
Including	4.0	6.1	2.1	13.93	5.1	0.0	0.1
BMXT-007	93.0	94.6	1.6	12.67	17.2	0.1	0.1
BMXT-008	64.0	70.0	6.0	0.29	0.4	0.0	0.0
BMXT-008	108.5	140.9	32.4	0.34	0.6	0.0	0.1
BMXT-008	327.0	356.0	29.0	0.24	0.8	0.0	0.0
BMXT-009	347.4	362.0	14.6	1.37	3.3	0.0	0.1
BMXT-009	377.0	381.5	4.5	0.66	2.8	0.0	0.0

Note: The Mezquite information has been reviewed by Qualified Person, Mr. Peter Drobeck. All sample analyses for Mezquite drilling were performed by Chemex Laboratories, based in Vancouver, British Columbia, using standard fire assay procedures with AA finish. The high-grade samples in holes BMXT-07 on this table were assayed twice by Chemex, and checked by SGS Laboratories, based in Mississauga, Ontario, using standard fire assay procedures and with ICP finish, and the assays in this hole represent the average of three assays. The Company has an established program of inserting certified control samples and blanks in compliance with best practices, and this program was used at Mezquite per Company policies. Sample lengths are not necessarily true widths.

About Gammon Gold
Gammon Gold Inc. is a mid-tier gold and silver producer with properties in Mexico. Gammon’s flagship Ocampo Property in Chihuahua State achieved commercial production in January 2007. Gammon also owns the suspended El Cubo mine in Guanajuato State and has the promising Guadalupe y Calvo development property in Chihuahua State. In 2010 Gammon completed option purchase agreements to acquire the Mezquite Project in Zacatecas State, Mexico, the Venus project located north of the Ocampo mine, and the Los Jarros Project in Chihuahua State. Since 2008, the Company has increased its Mexican land position by over 59% and has made strategic investments in Golden Queen Mining Co. Ltd. and Corex Gold Corporation. The Company’s Executive Office is located in Toronto, Ontario.

For further information please visit the Gammon gold website at www.gammongold.com or contact:

Peter Drobeck	Anne Day
Sr. VP Exploration & Business Development	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
416-646-3825	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon gold’s Annual Report on Form 40-F, which may be secured from Gammon gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’, ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, “forecast”, ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, future exploration results of its development program, the Company's ability to delineate additional resources and reserves as a result of such program, and the company's ability to mine such targets by mid-2011, statements regarding its financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2010 results, operating performance projections for 2010 and 2011, our ability to fully fund our business model internally, 2010 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, the ability to access grid power at Ocampo, further reduction in the open pit stripping ratio and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Figure 1. Mezquite Project Drill Plan

Gammon Lake
PROYECTO MEZQUITE
PLANO GEOLOGICO, BARRENOS, GEOFISICA
BMXT-009
BMXT-004
BMXT-003
BMXT-002
BMXT-005
BMXT-001
BMXT-008
BMXT-007
BMXT-006
0
100
200
400
Meters